Filed by First Place Financial Corp.
Pursuant to Rule 425 Under the Securities Act of 1933
Subject Cmpany: First Place Financial Corp.
Commission File No.: 0-25049

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

April 18, 2006

Date of report (Date of earliest event reported)

FIRST PLACE FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware	0-25049	34-1880130
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. employer identification no.)

185 E. Market Street, Warren, OH 44481

(Address of principal executive offices)

(330) 373-1221

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

Item 7.01 Regulation FD Disclosure

On April 18, 2006, First Place Financial Corp. (the Registrant) issued a press release announcing the Registrant’s earnings for the three and nine months ended March 31, 2006, and announcing a quarterly dividend. This press release includes certain non-GAAP financial measures. It also includes an explanation of the purpose and value of those measures along with a reconciliation from GAAP measures to non-GAAP measures. This press release is contained in Exhibit 99.1, which is attached hereto and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

d) Exhibits.

Exhibit No.	Description
99.1	Press release dated April 18, 2006, announcing the Registrant’s earnings for the three and nine months ended March 31, 2006, and announcing a quarterly dividend.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST PLACE FINANCIAL CORP.

Date: April 18, 2006	By:	/s/ Paul S. Musgrove
Paul S. Musgrove
Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release dated April 18, 2006, announcing the Registrant’s earnings for the three and nine months ended March 31, 2006, and announcing a quarterly dividend.